SCHNEIDER WEINBERGER LLP
Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

James M. Schneider, P.A.	Telephone
Steven I. Weinberger, P.A.	(561) 362-9595
Of Counsel:	Facsimile
Charles B. Pearlman	(561) 362-9612
Brian A. Pearlman

May 21, 2012

“CORRESP”

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Re:    Miller Energy Resources, Inc.
(formerly known as Miller Petroleum, Inc.) (the “Company”)
Form 10-K/A for Fiscal Year Ended April 30, 2010
Filed July 28, 2010
Form 10-K/A for Fiscal Year Ended April 30, 3011
Filed August 29, 2011
File No. 001-34732

Dear Mr. Schwall:

In accordance with my discussion with Bob Carroll, the Company is requesting an extension until June 21, 2012 in order to file its responsive letter to the staff's comment letter of May 1, 2012. Miller requires the additional time in order to obtain further corroborating background and supporting information in coordination with Ralph E. Davis (its petroleum engineer) and its accountants in order to respond to the engineering comment in the staff's correspondence of May 1, 2012.

We appreciate the consideration and courtesies provided by the staff.

Sincerely yours,

/s/ James M. Schneider

James M. Schneider
JMS:sjm

Cc:    Anna East Corcoran, Esq.